OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2006
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 9 )(1)

JO-ANN STORES, INC.
(Name of Issuer)
COMMON SHARES, WITHOUT PAR VALUE
(Title of Class of Securities)
47758P307
(CUSIP Number)
Alan Rosskamm
2000 Auburn Drive, Suite 200
Beachwood, Ohio 44122
(216) 378-7680
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 4, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

(1) The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No.	47758P307	Page	2	of	6

1	NAMES OF REPORTING PERSONS: ALAN ROSSKAMM

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES OF AMERICA

	7	SOLE VOTING POWER:

NUMBER OF		753,232

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		911,631

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		752,675

WITH	10	SHARED DISPOSITIVE POWER:

		911,631

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,664,863

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

SCHEDULE 13D

Item 1.	Security and Issuer.

	(a)	Common Shares, without par value

	(b)	Jo-Ann Stores, Inc. (hereafter “Jo-Ann”)
5555 Darrow Road Hudson, Ohio 44236

Item 2.	Identity and Background.

	(a)	Alan Rosskamm

	(b)	2000 Auburn Drive, Suite 200
Beachwood, Ohio 44122

	(c)	Director of Jo-Ann

	(d)	No

	(e)	No

	(f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration.

Not Applicable.

Item 4.	Purpose of the transaction.

The change in Mr. Rosskamm’s beneficial ownership that is reported on this Schedule 13D/A is due to the sale of Common Shares directly and indirectly through his interest in Rosskamm Family Partners, L.P., Rosskamm Family Partners, L.P. II, The Rosskamm Family Partnership, Caneel Bay Partners, L.P. and Caneel Bay Partners II, L.P., the sale of Common Shares by trusts for which he serves as a co-trustee and the sale of Common Shares held by Mr. Rosskamm as custodian for a child. Such dispositions were for investment purposes and Mr. Rosskamm may directly or indirectly acquire additional shares, or dispose of some or all of his Common Shares, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors. Mr. Rosskamm does not have any present plan or proposal that relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

	(a)	Mr. Rosskamm beneficially owns 1,664,863 shares, representing approximately 7.0% of Jo-Ann’s issued and outstanding shares as of December 4, 2006. The number of shares beneficially owned by Mr. Rosskamm includes 200,016 shares held directly by Mr. Rosskamm, 472,500 shares subject to stock options that are or will become exercisable within 60 days of December 4, 2006, 51,434 restricted shares granted to Mr. Rosskamm pursuant to the Jo-Ann Stores, Inc. Incentive Compensation Plan, 22,306 shares held by Mr. Rosskamm as custodian for a child, and 6,976 shares held through funds in the Jo-Ann Stores, Inc. Savings Plan 401(k) (the “Savings Plan”). Mr. Rosskamm does not have dispositive control with regard to 557 shares held under the Savings Plan. The number of shares beneficially owned by Mr. Rosskamm also includes 639,328 shares held by Rosskamm Family Partners, L.P., 127,583 shares held by Rosskamm Family Partners, L.P. II, and 70,595 shares held by Caneel Bay Partners, L.P., of which Mr. Rosskamm is a general partner, and 74,125 shares held by the Rosskamm Charitable Lead Annuity Trust created pursuant to the

Irrevocable Trust Agreement dated February 28, 1991 and the Rosskamm Charitable Lead Annuity Trust #2 created pursuant to the Irrevocable Trust Agreement dated June 19, 1992, of which Mr. Rosskamm is a co-trustee.

(b)	Mr. Rosskamm has sole power to vote or direct the vote with respect to 753,232 shares. Mr. Rosskamm has shared power to vote or direct the vote with respect to 911,631 shares. Mr. Rosskamm has sole power to dispose of or to direct the disposition of 752,675 shares. Mr. Rosskamm has shared power to dispose of or direct the disposition of 911,631 shares.

Mr. Rosskamm shares voting and dispositive power with respect to 766,911 shares with Mrs. Betty Rosskamm. Mrs. Betty Rosskamm is a general partner in Rosskamm Family Partners, L.P. and Rosskamm Family Partners, L.P. II. Mrs. Betty Rosskamm’s business address is 5555 Darrow Road, Hudson, Ohio 44236. Mrs. Betty Rosskamm has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Betty Rosskamm is a citizen of the United States of America.

Mr. Rosskamm shares voting and dispositive power with respect to 70,595 shares with Mrs. Barbara Rosskamm. Mrs. Barbara Rosskamm is a general partner in Caneel Bay Partners, L.P. Mrs. Barbara Rosskamm’s business address is c/o Mr. Alan Rosskamm, 2000 Auburn Drive, Suite 200, Beachwood, Ohio 44122. Mrs. Barbara Rosskamm has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Barbara Rosskamm is a citizen of the United States of America.

Mr. Rosskamm shares voting and dispositive power with respect to 841,036 shares with Mrs. Jacqueline Rothstein. Mrs. Jacqueline Rothstein is a general partner in Rosskamm Family Partners, L.P. and Rosskamm Family Partners, L.P. II and is a co-trustee of the Rosskamm Charitable Lead Annuity Trust created pursuant to the Irrevocable Trust Agreement dated February 28, 1991 and the Rosskamm Charitable Lead Annuity Trust #2 created pursuant to the Irrevocable Trust Agreement dated June 19, 1992. Mrs. Rothstein’s business address is c/o Mr. Alan Rosskamm, 2000 Auburn Drive, Suite 200, Beachwood, Ohio 44122. Mrs. Jacqueline Rothstein has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Jacqueline Rothstein is a citizen of the United States of America.

(c)	During the past 60 days, Mr. Rosskamm has sold 226,121 Common Shares, both directly and (1) through his interest in Rosskamm Family Partners, L.P., The Rosskamm Family Partnership, Caneel Bay Partners, L.P. and Caneel Bay Partners II, L.P., (2) as custodian for a child and (3) as co-trustee of the Rosskamm Grandchildren’s Trust. In addition, Mr. Rosskamm exercised 35,000 stock options at an exercise price of $15.00 per Common Share and immediately sold the Common Shares acquired upon exercise. The Common Shares were sold in the public market at the market value at the time of sale.

(d)	Not applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 15, 2006

/s/ Alan Rosskamm

Alan Rosskamm

6